

Mail Stop 3561

May 21, 2008

Eric J. Foss
President and Chief Executive Officer
The Pepsi Bottling Group, Inc.
One Pepsi Way
Somers, New York 10589

> **Re: The Pepsi Bottling Group, Inc.**
> **Form 10-K for fiscal year ended December 29, 2007**
> **Filed February 27, 2008**
> **File No. 001-14893**

Dear Mr. Foss:

We have reviewed your filing and have the following comment. Please be as detailed as necessary in your explanation. In this comment we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Transactions with Related Persons

1. In your proxy statement filed April 10, 2008, you discuss numerous agreements in the section "Transactions with Related Persons." Not all of these agreements appear to have been filed as exhibits to the 2007 Form 10-K. For example, we note that you purchase finished beverage products from the North American Coffee Partnership. We also note that PepsiCo provides you with marketing support in the form of bottler incentives. For disclosed agreements that have not been filed as exhibits, please tell us why the agreements were not filed as exhibits.

* * * * *

<u>Closing Comments</u>

  As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comment.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

  Please direct questions to Dana Brown at 202-551-3859.

       Sincerely,

       John Reynolds
       Assistant Director